Exhibit (a)(1)(M)

QINETIQ GROUP PLC COMPLETES CASH TENDER OFFER FOR ALL ISSUED AND

OUTSTANDING SHARES OF ANALEX CORPORATION

On January 22, 2007, QinetiQ Group plc (“QinetiQ”) announced it had signed an agreement to acquire Analex Corporation (“Analex”) and on January 30, 2007 initiated a recommended cash tender offer for all issued and outstanding shares of common stock, par value $0.02 per share (the “Shares”) of Analex at $3.70 per Share, net to seller in cash, without interest and subject to applicable withholding taxes (the “Offer”).

QinetiQ today announces the completion of the Offer by its indirect wholly owned subsidiary, Apollo Merger Sub Inc. (the “Purchaser”). The Offer expired at 12:00 midnight, New York City time, on March 12, 2007. The depositary for the Offer has advised QinetiQ that, as of the expiration date of the Offer, approximately 40,104,126 Shares, including 105,088 Shares that were tendered pursuant to guaranteed delivery procedures, were validly tendered and not withdrawn in the Offer, representing in excess of 90% of Analex’s Shares issued and outstanding. All validly tendered Shares have been accepted for payment in accordance with the terms of the Offer.

All the conditions to the acquisition have now been satisfied, and QinetiQ intends to complete the acquisition of Analex through a short-form merger as soon as practicable. In the short-form merger, all outstanding Shares not purchased by the Purchaser in the Offer will be converted into the right to receive $3.70 per share in cash.

Legal Statements

This announcement is not an offer to purchase Shares or a solicitation of an offer to sell Shares. The Offer was made solely by the Offer to Purchase and the related Letter of Transmittal. The Offer to Purchase dated January 30, 2007, the Letter of Transmittal, as amended, and related materials may be obtained free of charge by directing such requests to MacKenzie Partners, Inc., 105 Madison Avenue, New York, NY 10016, or by calling MacKenzie Partners, Inc. toll free at (800) 322-2885.

Investors and stockholders of Analex should read the Tender Offer Statement on Schedule TO, as amended, the Offer to Purchase and any other documents relating to the Offer that are filed with the United States Securities and Exchange Commission (“SEC”) because they contain important information about the tender offer. Investors and stockholders of Analex may obtain these and other documents filed by QinetiQ, the Purchaser and Analex for free from the SEC’s web site at http://www.sec.gov.

Disclaimers

This press release, including any information included or incorporated by reference in this press release, contains “forward-looking statements” concerning QinetiQ Group plc, QinetiQ North America Operations LLC and Analex Corporation. These statements are based on our current expectations and projections about future events and are identified by terminology such as “may,” “will,” “should,” “expect,” “scheduled,” “plan,” “seek,” “intend,” “anticipate,” “believe,” “estimate,” “aim,” “potential,” or “continue” or the negative of those terms or other comparable terminology. Although we believe that our plans, intentions and expectations are reasonable, actual results could differ materially from the results implied by these statements. Factors that may cause or contribute to such differences include: the risk that the conditions to the offer or the merger set forth in the merger agreement will not be satisfied; changes in both companies’ businesses during the period between now and the closing of the acquisition; the ability to retain key management and technical personnel of Analex and other risks described in Analex’s report on Form 10-K filed with the SEC for the fiscal year ended December 31, 2005. Analex and QinetiQ are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events or otherwise.

For further information please contact:

Graham Love, Chief Executive Officer:	+44 (0) 1252 392000
Doug Webb, Chief Financial Officer	+44 (0) 1252 392000
Nicky Louth-Davies, QinetiQ press office:	+44 (0)1252 392809; +44 (0)7795290593
Chris Moseley, QinetiQ press office:	+44 (0)1252 395559; +44 (0)7941 126064
Adrian Colman, QinetiQ Investor Relations:	+44 (0)1252 395366; +44 (0)7740 432699